UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Matthew Zweig
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

October 16, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
Valinor Capital Partners SPV XIX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,824,542

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,824,542

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,824,542

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.60%

14	TYPE OF REPORTING PERSON
OO

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
Valinor Capital Partners SPV XXII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
496,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
496,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
496,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,384,966

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,384,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,384,966

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.77%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,813,805

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,813,805

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,813,805

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.53%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K105
.
1	NAMES OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,198,771*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,198,771*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,198,771*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.30%*

14	TYPE OF REPORTING PERSON
OO

*	Includes shares owned by VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,520,068*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,520,068*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,520,068*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.37%*

14	TYPE OF REPORTING PERSON
LP

*	Includes shares owned by Valinor Capital Partners SPV XXII, LLC, Valinor Capital Partners SPV XIX, LLC, VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,520,068*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,520,068*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,520,068*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.37%*

14	TYPE OF REPORTING PERSON
IN

*	Includes shares owned by Valinor Capital Partners SPV XXII, LLC, Valinor Capital Partners SPV XIX, LLC, VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

As disclosed on the Issuer’s Current Report filed with the Commission on September 8, 2017, the Issuer received notice from the Staff of the Listing Qualifications Department of Nasdaq indicating that the Issuer was not in compliance with Nasdaq Listing Rules 5550(a)(3) and 5515(a)(4), requiring a minimum number of round lot holders for the Issuer’s Shares and warrants, respectively. On October 16, 2017, as part of the Issuer’s plan to regain compliance with Nasdaq Listing Rules, the Issuer released one percent (1%) of the Shares held by certain of the Reporting Persons from certain restrictions contained in the lock-up agreements executed in connection with the Merger, as further described in Item 6 of this Amendment No. 1. As disclosed by the Issuer, the Issuer may release up to a total of five percent (5%) of the Shares held by the Reporting Persons from such lock-up agreement restrictions. The Reporting Persons anticipate selling the number of Shares that the Issuer releases from such lock-up agreement restrictions, for the sole purpose of assisting the Issuer in its plan to regain compliance with Nasdaq Listing Rules.

On October 11, 2017, the Issuer filed with the Commission a prospectus for the registered sale of certain of its securities by the selling stockholders named in the prospectus, including up to 19,520,068 Shares that may be sold directly or indirectly by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b)  The following responses are based on 106,274,527 Shares issued and outstanding of the Issuer (“Outstanding Shares”) as of October 10, 2017, as reported in the Issuer’s prospectus filed with the Commission on October 11, 2017.

As of the date hereof: SPV XIX directly holds 3,824,542 Shares, which represents approximately 3.60% of the Outstanding Shares; SPV XXII directly holds 496,755 Shares, which represents approximately 0.47% of the Outstanding Shares; VND Partners directly holds 4,813,805 Shares, which represents approximately 4.53% of the Outstanding Shares; and Capital Partners Offshore Master directly holds 10,384,966 Shares, which represents approximately 9.77% of the Outstanding Shares.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) SPV XIX, (iii) SPV XXII and (iv) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master and (b) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) None of the Reporting Persons have effected any transaction in the Shares in the 60 days prior to filing this Amendment No. 1.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Item 4 and Item 5 are incorporated herein by reference. Item 6 is further supplemented and amended as follows:

Lock-up Agreements Release Letter

Pursuant to a lock-up release letter from the Issuer dated October 16, 2017, which is attached hereto as Exhibit 10.6, the Issuer released one percent (1%) of the Shares held by the Reporting Persons, which is equal to 195,201 Shares, from the transfer restrictions contained in the lock-up agreements between the Issuer and such Reporting Persons, dated July 24, 2017, for the purpose of assisting the Issuer in its plan to regain compliance with Nasdaq Listing Rules.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

10.6*	Lock-Up Agreement Release Letter, dated October 16, 2017

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 17, 2017	Valinor Management, L.P.

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Date:	October 17, 2017	David Gallo

/s/ David Gallo

Date:	October 17, 2017	Valinor Associates, LLC

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Date:	October 17, 2017	Valinor Capital Partners Offshore Master Fund, LP

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Date:	October 17, 2017	VND Partners, L.P.

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Date:	October 17, 2017	Valinor Capital Partners SPV XIX, LLC

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Date:	October 17, 2017	Valinor Capital Partners SPV XXII, LLC

		By:	/s/ David Angstreich
		Name:	David Angstreich
		Title:	COO

Exhibit Index

Exhibit	Description

10.6*	Lock-Up Agreement Release Letter, dated October 16, 2017